AB 3/23/06

SEC 06005959 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27030

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waddell & Reed, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Lamar Ave.
(No. and Street)

Overland Park (City) KS (State) 66202-4200 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Schieber (913) 236-1980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street, Suite 160 (Address) Kansas City, MO (City) (State) 64106-2170 (Zip Code)

PROCESSED
MAY 17 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH. D.C. 160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 5/16/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. Schieber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waddell & Reed, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company ~~nor~~ any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark A Schieber
Signature

VP Controller
Title

Catherine R Morris
Notary Public MCE-09-16-07

CATHERINE R. MORRIS
NOTARY PUBLIC
STATE OF KANSAS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Financial Statements and Supplemental Schedules and Report on Internal Control as Required by SEC Rule 17a-5

December 31, 2005

(With Independent Auditors' Report Thereon)

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Waddell & Reed, Inc.:

We have audited the accompanying consolidated balance sheet of Waddell & Reed, Inc. and subsidiaries (the Company), a wholly owned subsidiary of Waddell & Reed Financial, Inc., as of December 31, 2005, and the related consolidated statements of operations, changes in stockholders' equity, comprehensive income, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Waddell & Reed, Inc. and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 24, 2006

WADDELL & REED, INC. AND SUBSIDIARIES

Consolidated Balance Sheet

December 31, 2005

(In thousands)

Assets

Assets:		
Current assets:		
Cash and cash equivalents, excluding customer cash (note 1)	$	109,271
Cash segregated under federal and other regulations		26,080
Investment securities, available for sale and trading (note 2)		43,724
Receivables:		
Fund receivables		22,446
Customers and other		21,222
Due from affiliates (note 5)		4,895
Deferred income taxes (note 7)		2,467
Prepaid expenses and other current assets (note 1)		4,719
Total current assets		234,824
Property and equipment, net (note 3)		37,855
Deferred sales commissions, net		6,380
Deferred compensation (note 10)		30,717
Goodwill (net of accumulated amortization of $10,609)		35,464
Intangible assets		26,853
Other assets		6,987
Total assets	$	379,080

Liabilities and Stockholder's Equity

Liabilities:		
Current liabilities:		
Accounts payable	$	53,191
Accrued sales force compensation		14,037
Accrued other compensation		13,513
Due to affiliates (note 5)		59
Income taxes payable		5,677
Other current liabilities		25,925
Total current liabilities		112,402
Long-term liabilities		1,274
Deferred income taxes (note 7)		3,257
Accrued pension and postretirement costs (note 8)		3,649
Total liabilities		120,582
Stockholder's equity:		
Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares		1
Additional paid-in capital		259,203
Retained earnings		—
Accumulated other comprehensive loss, net of deferred taxes of $(414)		(706)
Total stockholder's equity		258,498
Total liabilities and stockholder's equity	$	379,080

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES

Consolidated Statement of Operations

Year ended December 31, 2005

(In thousands)

Revenue (notes 1 and 5):		
Investment management fees	$	209,915
Underwriting and distribution fees		213,020
Shareholder service fees		74,824
Investment and other revenue		6,254
Total revenue		504,013
Expenses:		
Underwriting and distribution		227,265
Compensation and related costs		73,592
Equity compensation (note 10)		12,269
General and administrative		47,302
Subadvisory fees		2,707
Depreciation		8,212
Total expenses		371,347
Income before income taxes		132,666
Income taxes (note 7)		48,768
Net income	$	83,898

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2005

(In thousands)

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive gain/(loss)	Total stockholder's equity
	Shares	Amount				
Balance at December 31, 2004	1,000	$ 1	252,406	—	(4,036)	248,371
Net income	—	—	—	83,898	—	83,898
Issuance of restricted shares of parent	—	—	18,306	—	—	18,306
Contribution from parent	—	—	70,000	—	—	70,000
Dividends to parent	—	—	—	(83,898)	—	(83,898)
Return of capital to parent	—	—	(82,101)	—	—	(82,101)
Tax benefit from equity awards	—	—	592	—	—	592
Unrealized gain on investment securities	—	—	—	—	855	855
Reclassification for amounts included in net income	—	—	—	—	(648)	(648)
Minimum pension liability adjustment	—	—	—	—	3,123	3,123
Balance at December 31, 2005	1,000	$ 1	259,203	—	(706)	258,498

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES

Consolidated Statement of Comprehensive Income

Year ended December 31, 2005

(In thousands)

Net income	$	83,898
Other comprehensive income:		
Minimum pension liability adjustment during the period, net of income taxes of $1,834		3,123
Net unrealized appreciation on available-for-sale investments, net of income taxes of $502		855
Reclassification adjustment for amounts included in net income, during the period, net of income taxes of $(380)		(648)
		3,330
Comprehensive income	$	87,228

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Year ended December 31, 2005

(In thousands)

Cash flows from operating activities:		
Net income	$	83,898
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		8,976
Recognition of stock compensation		12,269
Gain on available-for-sale investments		(1,029)
Loss on sale and retirement of fixed assets		127
Capital gains and dividends reinvested		(663)
Net purchases and sales of trading securities		1,808
Gain on trading securities		(573)
Deferred income taxes		(5,241)
Changes in assets and liabilities:		
Cash segregated under federal and other regulations		(3,434)
Receivables from funds		(4,323)
Other receivables		(1,362)
Due to/from affiliates		(3,417)
Prepaid expenses and other assets		1,841
Accounts payable		5,478
Other liabilities		32,337
Net cash provided by operating activities		126,692
Cash flows from investing activities:		
Proceeds from sales/maturities of available-for-sale securities		18,371
Additions to property and equipment		(8,587)
Appeal bond deposits		19,123
Net cash provided by investing activities		28,907
Cash flows from financing activities:		
Dividends paid		(83,898)
Return of capital to parent		(82,101)
Contribution from parent		70,000
Net cash used in financing activities		(95,999)
Net increase in cash and cash equivalents		59,600
Cash and cash equivalents at beginning of year		49,671
Cash and cash equivalents at end of year	$	109,271
Supplemental disclosures for cash flow information:		
Cash paid for income taxes (net)	$	47,641
Noncash issuance of restricted shares of parent		18,306

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Organization

Waddell & Reed, Inc. (W&R or the Company) is a registered broker-dealer and investment adviser that acts primarily as the national distributor and underwriter for shares of the Waddell & Reed Advisors Group of Mutual Funds (Advisors Funds) and the distributor of variable annuities and other insurance products issued by Nationwide Life Insurance Company, a subsidiary of Nationwide Financial Services, Inc. (Nationwide), and by Minnesota Life Insurance Company, a subsidiary of Securian Financial Group, Inc., as well as others. Additionally, W&R's sales force distributes the Ivy Funds, Inc. and the Ivy Fund Portfolios (collectively, the "Ivy Funds"), which are underwritten by an affiliate. W&R is an indirect wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), a publicly traded company. Consolidated financial statements of WDR are available.

The Company, as the broker-dealer, has underwriting agreements with the Advisors Funds allowing the Company the exclusive right to distribute redeemable shares of the Advisors Funds on a continuous basis. The Company has entered into a limited number of selling agreements authorizing third parties to offer certain of the Advisors Funds. In addition, the Company also receives Rule 12b-1 service and distribution fees from certain of the Advisors Funds for purposes of advertising and marketing the shares of such funds and for providing shareholder-related services. The Company must pay certain costs associated with underwriting and distributing the Advisors Funds, including commissions and other compensation paid to financial advisors, sales force management and other marketing personnel, compensation paid to other broker-dealers, plus overhead expenses relating to field offices, sales programs, and the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Advisors Funds. The Advisors Funds are sold in various classes that are substantially structured in ways that conform to industry standards (i.e. "front-end load," "back-end load," "level-load," and institutional).

The Company operates its investment advisory business and its transfer agency and accounting services business through its primary subsidiaries, Waddell & Reed Investment Management Company and Waddell & Reed Services Company, respectively.

Basis for Financial Statement Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and subsidiaries. Significant transactions with affiliates are disclosed in the financial statements or notes thereto. All significant intercompany transactions have been eliminated in consolidation. Amounts in the accompanying consolidated financial statements and notes are rounded to the nearest thousand unless otherwise stated.

Use of Estimates

Accounting principles generally accepted in the United States of America require the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses in the consolidated financial statements, accompanying notes and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to, depreciation and amortization, taxes, and contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments, excluding cash held for the benefit of customers segregated in compliance with federal and other regulations. The Company considers all highly liquid investments with original or remaining maturities of 90 days or less at the date of purchase to be cash equivalents. Substantially all cash balances are in excess of federal deposit insurance limits of $100 thousand.

The Company had investments in money market funds of $2.4 million at December 31, 2005 for which the Company is principal underwriter and investment advisor.

Disclosures about Fair Value of Financial Instruments

Fair value for certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, receivables, and payables, approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values are based on quoted market prices of comparable instruments.

Investment Securities and Investment in Affiliated Mutual Funds

The Company's investments are comprised of U.S. state and government obligations; corporate debt securities; and investments in affiliated mutual funds. Investments for which the Company does not have the intent to hold to maturity are classified as available for sale. Available-for-sale securities are reported at fair value with unrealized gains and losses excluded from earnings and recorded net of deferred taxes directly to stockholder's equity as accumulated other comprehensive income. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Investments in trading securities are reported at fair value, and unrealized gains and losses are included in earnings. The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. Realized gains and losses are computed using the specific identification method for investment securities other than mutual funds. For mutual funds, realized gains and losses are computed using the average cost method.

The Company's available-for-sale investments are reviewed and adjusted for other-than-temporary declines in value. When a decline in fair value of an available-for-sale investment carried at fair value is determined to be other than temporary, the unrealized loss recorded net of tax in other comprehensive income is recognized as an expense and a new cost basis is established for the security.

Property and Equipment

Property and equipment are recorded at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset (or lease term if shorter), generally 3 to 10 years for furniture, fixtures and data processing equipment; 3 to 10 years for equipment and machinery; and up to 15 years for leasehold improvements.

Goodwill and Intangible Assets

Goodwill represents the excess of the cost of the Company's investment in the net assets of acquired companies over the fair value of the underlying identifiable net assets at the dates of acquisition. Goodwill is not amortized, but is tested at least annually for impairment.

Identifiable intangible assets with indefinite useful lives are not amortized. Indefinite life intangible assets represents advisory management contracts for managed assets obtained in acquisitions. The Company considers this contract to be indefinite-lived intangible assets as they are expected to be renewed without significant cost or modification of terms. The Company completes an ongoing review of the recoverability of intangible assets on an annual basis, or more frequently whenever events occur or circumstances change that would more likely than not reduce their fair value.

Factors that are considered important in determining whether an impairment of goodwill or intangible assets might exist include significant continued underperformance compared to peers, the likelihood of termination or nonrenewal of a mutual fund advisory contract or substantial changes in revenues earned from such contract, significant changes in the business and products, material and ongoing negative industry or economic trends, or other factors specific to each asset or subsidiary being evaluated. Because of the significance of goodwill and other intangible assets to W&R's consolidated balance sheet, any changes in key assumptions about the business or prospects, or changes in market conditions or other externalities, could result in an impairment charge, and such a charge could have a material effect on W&R's financial condition and results of operations. It was determined that no impairment existed during the evaluation of goodwill and intangible assets during 2005.

Deferred Sales Commissions

The Company defers certain costs, principally sales commissions and related compensation, that are paid to financial advisors and broker-dealers in connection with the sale of certain shares of mutual funds sold without a front-end load sales charge. These costs are recorded as an asset on the consolidated balance sheet. The costs incurred at the time of the sale of Class B shares are deferred and then amortized on a straight-line basis over the life of the shareholders' investments, not to exceed five years. The costs incurred at the time of the sale of Class C are deferred and amortized on a straight-line basis, not to exceed 12 months. The Company recovers such costs through Rule 12b-1 distribution fees, which are paid by the Class B and Class C shares of the Advisors Funds and InvestEd, along with contingent deferred sales charges paid by shareholders who redeem their shares prior to completion of the required holding period of six years for a Class B share and 12 months for a Class C share. Should the Company lose the ability to recover such sales commissions through distribution fees and contingent deferred sales charges, the value of these assets would immediately decline, as would future cash flows. The Company periodically reviews the recoverability of the deferred sales commission assets as events or changes in circumstances indicate that the carrying amount of deferred sales commission assets may not be recoverable and adjusts the deferred sales commissions assets accordingly.

Revenue Recognition

The Company recognizes investment management fees as earned over the period in which services are rendered. The Company charges the Advisor Funds and others daily based upon average daily net assets under management in accordance with investment management agreements between the Advisor Funds and

others and the Company. In general, the majority of investment management fees earned from institutional and separate accounts are charged quarterly based upon an average of net assets under management at the end of the months within the quarter in accordance with such agreements.

Shareholder service fees are recognized monthly and are calculated based on the number of accounts or assets under management as applicable. Other administrative service fee revenues are recognized as contractual obligations are fulfilled or as services are provided.

Underwriting and distribution commission revenues resulting from the sale of investment products are recognized on the trade date.

The Company collects Rule 12b-1 service and distribution fees under sales and servicing plan agreements (compensatory and/or reimbursement) with the mutual funds, predominantly the Advisor Funds Class A reimbursement plan. This plan allows for reimbursement to the Company of certain Rule 12b-1 eligible expenses, not to exceed a maximum of 25 basis points of average daily net assets under management. Rule 12b-1 service and distribution fees are collected for costs related to the distribution and servicing of mutual fund shares such as sales commissions paid to financial advisors, advertising, sales brochures and costs for providing ongoing services to the mutual fund shareholders. Rule 12b-1 revenues and associated distribution expenses are reported on a gross basis as "underwriting and distribution fees" and "underwriting and distribution expense" in the consolidated statement of operations.

The Company also recognizes other distribution revenues monthly on certain types of investment products, namely variable annuities, which are generally calculated based upon average daily net assets under management.

Advertising

The Company expenses all advertising and promotion costs as incurred. Advertising expense was $1.5 million for the year ended December 31, 2005.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards (SFAS) No. 105, *Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk*, consist primarily of investments in U.S. government and agency securities, municipal securities, and affiliated money market and mutual funds and accounts receivable. Credit risk is believed to be minimal in that the U.S. government and agency securities are backed by the full faith and credit of the U.S. government, municipal securities are backed by the full taxing power of the issuing municipality or revenues from a specific project, and the affiliated mutual funds have substantial net assets.

Income Taxes

The Company files consolidated income tax returns with its parent, WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed separate returns in all periods. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on

deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company recognizes tax benefits from equity awards in WDR stock granted to its employees. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding reduction to income taxes payable. Tax benefits from equity awards were $592 thousand for 2005.

Litigation Contingencies

In accordance with SFAS No. 5, *Accounting for Contingencies*, W&R's records an accrual for losses related to litigation at such time an unfavorable outcome becomes probable and the amount can be reasonably estimated. When the reasonable estimate is a range, the recorded loss will be the best estimate within the range. If no amount in the range is a better estimate than any other amount, the minimum amount of the range will be recorded. In addition, it is the Company's policy to include legal costs, net of expected insurance recoveries, that W&R expects to incur in connection with a loss contingency as part of the loss contingency charge. See note 12 for additional discussion of W&R's loss contingencies.

(2) Investment Securities (Available for Sale and Trading)

Investments at December 31, 2005 are as follows (in thousands):

	2005			
	Amortized cost	**Unrealized gains**	**Unrealized losses**	**Fair value**
Available-for-sale securities:				
Municipal bonds maturing:				
After 1 year but within 10 years	$ 5,000	—	(500)	4,500
After 10 years	7,476	157	—	7,633
Corporate bonds maturing:				
After 10 years	810	—	(91)	719
United States government-backed mortgage securities maturing:				
After 10 years	198	17	—	215
Affiliated mutual funds	16,032	6,264	—	22,296
	29,516	6,438	(591)	35,363
Trading securities:				
Affiliated mutual funds	8,361	—	—	8,361
Total investments	$ 37,877	6,438	(591)	43,724

(Continued)

A summary of debt securities and affiliated mutual funds with market values below carrying values at December 31, 2005 is as follows:

		12 months or longer	
		Fair value	Unrealized losses
		(In thousands)	
Municipal bonds	$	4,500	(500)
Corporate bond		719	(91)
Total temporarily impaired security	$	5,219	(591)

The Company assesses the carrying value of investments in debt and equity securities each quarter to determine whether an other-than-temporary decline in market value exists. The Company considers factors affecting the issuer, factors affecting the industry the issuer operates in, general market trends, and the Company's ability and intent to hold an investment until it has recovered. Consideration is given to the length of time an investment's market value has been below carrying value and prospects for recovery to carrying value. As of December 31, 2005, the Company had one municipal security and one asset-backed corporate bond with a market value less than the carrying value longer than 12 months. Based upon the assessment of this security and the Company's ability to hold it, the Company determined that a write-down was not appropriate at this time.

The amount of trading gains recorded by the Company on its trading securities was $573 thousand for the year ended December 31, 2005.

(3) Property and Equipment

A summary of property and equipment at December 31, 2005 is as follows (in thousands):

		2005	Estimated useful lives
Furniture and fixtures	$	19,757	3 – 15 years
Data processing equipment		44,852	3 – 10 years
Equipment and machinery		2,550	3 – 10 years
Leasehold improvements		3,755	1 – 15 years
Property and equipment, at cost		70,914	
Less accumulated depreciation		33,059	
Property and equipment, net	$	37,855	

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $69.6 million, which was $63.5 million in excess of its required net capital of $6.1 million. The Company's ratio of aggregate indebtedness to net capital was 1.32 to 1 at December 31, 2005. The difference between net capital and stockholder's equity is the nonallowable assets, which are excluded from net capital. See Schedule I for additional information regarding net capital.

(5) Transactions with Related Parties

The current amounts due from affiliates at December 31, 2005 includes non-interest bearing advances for current operating expenses and commissions due from the sale of affiliates' products. The current amounts due to affiliates at December 31, 2005 includes amounts due for administrative and other services. In addition, the Company earns point-of-sale commissions and Rule 12b-1 fees on sales of the Ivy Funds by the Company's licensed sales representatives. Accordingly, during 2005, the Company recorded $29.3 million in revenues.

The Company charges affiliated companies for telephone, accounting, legal, marketing, rent, and other services. The Company received $1.6 million for the year ended December 31, 2005 for these services.

The amount classified as income tax receivable at December 31, 2005 includes amounts due from affiliates for tax allocations.

(6) Subsidiaries not Consolidated in the Company's Focus Report Form X-17A-5

The statement of financial condition of the Company filed in accordance with instructions to Form X-17A-5 Part II for the period ended December 31, 2005 was not consolidated for its subsidiaries. The condensed combined statement of assets and liabilities of the Company's subsidiaries at December 31, 2005 that were not consolidated in the December 31, 2005 Form X-17A-5 Part II statement of financial condition is presented as follows (in thousands):

Assets:		
Cash	$	18,985
Receivables and prepaids		21,839
Investments		12,515
Property and equipment, net		28,651
Goodwill and intangible assets		54,075
Deferred compensation		21,920
Other assets		1,774
		159,759
Liabilities:		
Other liabilities		26,326
Current income taxes		5,052
Deferred income taxes		2,174
		33,552
Company equity in net assets	$	126,207

(7) Income Taxes

The components of total income tax expense are as follows (in thousands):

Currently payable:		
Federal	$	50,886
State		3,123
		54,009
Deferred taxes		(5,241)
Total income tax expense	$	48,768

WADDELL & REED, INC.

Notes to Consolidated Financial Statements

December 31, 2005

The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at December 31, 2005 are as follows in thousands:

Deferred tax liabilities:		
Deferred selling costs	$	(1,686)
Fixed assets		(8,494)
Benefit plans		(3,502)
Unrealized gains on available-for-sale investment securities		(2,164)
Prepaid expenses		(985)
Purchase of fund assets		(1,635)
Total gross deferred liabilities		(18,466)
Deferred tax assets:		
Minimum pension liability		2,578
Unvested restricted stock		5,952
Accrued expenses		7,712
Unrealized losses on investment securities		1,337
Other		97
Total gross deferred assets		17,676
Net deferred tax liability	$	(790)

A valuation allowance for deferred tax assets was not necessary at December 31, 2005.

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate (in thousands):

Statutory federal income tax rate	35.0%
State income taxes, net of federal tax benefits	1.4
Tax-exempt investments	(0.2)
Nondeductible fines	0.5
Other items	0.1
Effective income tax rate	36.8%

(8) Pension Plan and Postretirement Benefits Other Than Pensions

The Company participates in the WDR sponsored noncontributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on employee's years of service and compensation during the final 10 years of employment. For the year ended December 31, 2005, net prepaid pension costs in the amount of $650 thousand are recorded in the balance sheet. During 2005, WDR allocated $6.2 million of pension expense to the Company for the Plan. Information reflecting the components of net periodic pension cost, the actuarial present value of the benefit obligations, and the funded status attributable to the Company's employees is not segregated within the Plan.

The Company also participates in the WDR sponsored unfunded defined benefit postretirement medical plan (medical plan) that covers substantially all employees including Waddell & Reed advisers. The medical plan is contributory with retiree contributions adjusted annually. All contributions to the medical plan are voluntary as it is not funded and is not subject to any minimum regulatory funding requirements. The contributions for each year represent claims paid for medical expenses. For the year ended December 31, 2005, net accrued medical plan costs in the amount of $4.3 million are included in the balance sheet. During 2005, WDR allocated $828 thousand of medical plan expense to the Company for the Plan. Information reflecting the components of net periodic medical plan cost and the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the medical plan.

(9) Savings and Investment Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits for employees following the completion of an eligibility period. As allowed under Section 401(k), the plan provides tax-deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2005 were $2.6 million.

(10) Deferred Compensation

WDR contributes shares of its restricted stock to the Company that, in turn, are granted to certain key personnel of the Company and subsidiaries in lieu of stock options under its stock incentive plans. Restricted stock awards have no purchase price and vest over four years in 33⅓% increments beginning on the second anniversary of the grant date. All unvested restricted shares may be forfeited upon voluntary termination or termination for cause. Except for the right of disposal, holders of restricted stock have full shareholders' rights during the period of restriction, including voting rights and the right to receive dividends.

When restricted shares are granted, the Company records deferred compensation based on the fair market value of the restricted shares on the grant date. Deferred compensation is included in other assets and is expensed over the four-year vesting period on a straight-line basis. As of December 31, 2005, a total of 2,161,041 shares of unvested restricted stock was outstanding. For the year ended December 31, 2005, the Company recorded equity compensation expense totaling $12.3 million related to the amortization of restricted stock. See note 13, "Subsequent Event," below for an explanation of the change in the method of recording restricted stock.

(11) Rental Expense and Lease Commitments

The Company leases home office space, sales, and other office space under long-term operating leases. Rent expense for the year ended December 31, 2005 was $16.4 million. Future minimum rental commitments under noncancelable operating leases are as follows (in thousands):

Years ending December 31:		
2006	$	15,060
2007		11,032
2008		7,957
2009		6,271
2010		5,101
Thereafter		19,744
	$	65,165

New leases are expected to be executed as existing leases expire. Thus, future minimum lease commitments are not expected to be less than those in 2005.

(12) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations and claims incident to the normal conduct of business. Pending legal and regulatory actions include proceedings that are specific to W&R, and others generally applicable to business practices within the industries in which the Company operates. During the second quarter of 2005, W&R recorded a charge of $15.7 million related to settlements of outstanding litigation, including matters with the Enforcement Department of NASD Regulation (the NASD) and Torchmark Corporation (Torchmark) as set forth under the heading "NASD enforcement action" described below. Previously, during the third quarter of 2003, W&R recorded a charge of $18.1 million for estimated damages and legal costs for both the third quarter of 2003 and future legal costs in connection with litigation regarding United Investors Life Insurance Company, the NASD Enforcement Action, and ongoing disputes with former sales personnel in our Advisors Funds channel, including the Sawtelle Arbitration. The charges described above are included in general and administrative expenses. Other current liabilities include $14.7 million of the related charges at December 31, 2005. A substantial legal liability or a significant regulatory action against W&R could have an adverse effect on the business, financial condition and on the results of operations in a particular quarter or year.

SEC/New York Attorney General/Kansas Securities Commission

During the third and fourth quarters of 2003, the Company received a subpoena from the New York Attorney General's office and requests for information from the SEC and Kansas Securities Commission with regard to their investigations of market-timing and late trading within the mutual fund industry. W&R is currently engaged in settlement discussions with these regulators in an attempt to resolve these matters. The Company has submitted a signed offer of settlement to the SEC, which provides for material monetary payments, as well as specified compliance and oversight procedures. As of the date hereof, it is uncertain whether this offer will be accepted by the SEC. In the opinion of management, the ultimate resolution and outcome of this matter is uncertain. The ultimate resolution of this matter (including acceptance of the settlement offer) or an

adverse determination against the Company could have a material adverse impact on the financial position and results of operations. However, this possible impact is unknown and not reasonably determinable; therefore, no liability has been recorded in the consolidated financial statements.

Williams Excessive Fee Litigation

On March 22, 2004, three individuals who purchased shares of certain registered investment companies (mutual funds) for which the Company provides services as distributor/underwriter filed a derivative complaint in the United States District Court for the Western District of Missouri, Central Division (Case No: 04-4050-CV-C-SOW) on behalf of the mutual funds alleging that the Company breached their fiduciary duties to the mutual funds by collecting excessive Rule 12b-1 fees in violation of the Investment Company Act of 1940, as amended (the ICA). This case is substantially similar, if not identical, to suits brought against other mutual fund complexes over the past few years. Plaintiffs seek declaratory and injunctive relief and monetary damages. Monetary damages at this time are speculative.

The Company denies that any of its subsidiaries breached their fiduciary duties to the mutual funds at issue and believes that all fees collected were proper based upon the nature of the services rendered and were approved by the mutual funds' boards of directors in conformity with the requirements of the ICA.

The Company was successful on its motion to transfer venue from where the case was initially filed to the United States District Court for the District of Kansas (Case No: 042561-CM). Discovery is required to be completed by May 2006. Trial is currently set for October 2006.

In the opinion of management, the ultimate resolution and outcome of this matter is uncertain. At this stage of the litigation, the Company is unable to estimate the expense or exposure, if any, that it may represent. An ultimate resolution of this matter, or an adverse determination against the Company, could have a material adverse impact on the financial position and results of operations of the Company. However, this possible impact is unknown and not reasonably determinable; therefore, no liability has been recorded in the consolidated financial statements.

Waddell & Reed Financial, Inc. vs. Torchmark Corporation

Pursuant to the terms of the separation agreement and the disaffiliation agreement executed at the time of the spin-off of the Company from Torchmark, the Company and Torchmark agreed upon the parties' respective obligations and entitlements with respect to Kansas state income tax liabilities and refunds for original and amended tax returns filed and to be filed for the period 1993 through 1997 and a stub period for 1998 when the Company was a direct affiliate/subsidiary of Torchmark. The referenced tax returns were all filed by Torchmark on a combined basis with the Company using complex unitary filing rules for the tax years in question. The State of Kansas held the returns under audit for an extended period of time and determined that it would contest the basis on which the returns had been filed. Torchmark disputed the determination of the state tax examiners and contested the matter under the rules of the Kansas Department of Revenue.

In April 2004, Torchmark entered into a tax settlement agreement with the State of Kansas and finalized and closed the above-referenced income tax returns. The tax returns were accepted, as filed, using the unitary filing status. Torchmark and its affiliates were determined to have no additional tax liabilities and received significant refunds of taxes that the Company had originally paid in to the State of Kansas. Following the completion of the Kansas tax settlement, Torchmark made demand on the Company and subsequently filed

suit in May 2004 in Alabama state court for $7.8 million, representing the amounts, plus interest, that Torchmark alleged the Company's stand-alone liability to the State of Kansas would have been but for the use of Torchmark's losses in the previously filed tax returns.

In the fourth quarter of 2004, pursuant to the terms and conditions of the disaffiliation agreement, the Company obtained a stay of the Alabama suit pending resolution of an arbitration proceeding before the American Arbitration Association. In its demand for arbitration, the Company seeks a declaration from the arbitrators that it is not liable to Torchmark for the amounts claimed by Torchmark. In addition, the Company seeks an arbitration award in its favor in respect of refunds received by Torchmark from the State of Kansas pursuant to the tax settlement agreement. It is anticipated that this arbitration will occur during the second quarter of 2006.

In the opinion of management, the ultimate resolution and outcome of this matter is uncertain. An ultimate resolution of the matter, or an adverse determination against the Company could have a material adverse impact on the financial position and results of operations of the Company.

Sawtelle Arbitration

As previously disclosed, a NASD Dispute Resolution Arbitration Panel (the Panel) entered an award of $27.6 million against the Company on August 7, 2001. The award was made upon the conclusion of an arbitration proceeding conducted in New York arising from a complaint by Stephen Sawtelle, a former Company financial advisor. In the arbitration, this advisor claimed that following his termination on February 10, 1997, the Company engaged in conduct that tortiously interfered with his prospective business relations and violated provisions of the Connecticut Unfair Trade Practices Act (CUTPA). The Panel found the Company liable and directed payment of approximately $1.8 million in compensatory damages, plus attorneys fees of $747 thousand. Subsequently, the courts reduced the compensatory portion of the award to $1.2 million, and the Company paid both the reduced compensatory award and the attorneys fees amounts to Mr. Sawtelle. The Panel also held that the Company had violated CUTPA and ordered the payment of punitive damages in the amount of $25 million. Following motions by both parties, the punitive damages award was twice vacated by the New York Supreme Court and/or its Appellate Division and remanded back to a new arbitration panel for reconsideration of the punitive damage award. On December 15, 2005, the Company settled this matter in its entirety for an additional $7.9 million and recorded a pretax charge of $6.1 million in the fourth quarter of 2005 related thereto.

NASD Enforcement Action

As previously disclosed, in June 2003, the Company received notification from the staff of the NASD indicating that the staff was considering recommending the NASD bring an action against the Company and certain of its current and former officers alleging possible violations of NASD rules and regulations relating to the exchange of certain UILIC variable annuity policies for Nationwide variable annuity policies from January 2001 through August 2002. These alleged violations included questioning the suitability of certain of these exchanges and the adequacy of the Company's supervisory systems in place at the time of these exchanges. On January 14, 2004, the NASD commenced an enforcement action against the Company, one of its current officers and one of its retired officers relating to variable annuity exchanges (Disciplinary Proceeding No. CAF040002). In the complaint, the NASD charged the Company with suitability and supervisory violations, as well as a single books and records violation.

On April 29, 2005, the Company reached a settlement with the NASD regarding this matter. This settlement consisted of a fine payable to the NASD in the amount of $5 million and the establishment of an $11 million restitution fund for certain variable annuity clients. In agreeing to the terms of the settlement, the Company neither admitted nor denied the NASD's allegations. Clients eligible for restitution may elect to receive those funds either by check or by deposit directly into their existing variable annuity. As a condition to the agreement, the Company will not receive any commissions or mortality and expense fees from funds deposited directly into variable annuity accounts. Subsequently, in working with the independent distribution consultant in determining the disbursement of the $11 million restitution fund, it was determined that there were a number of additional variable annuity exchanges not covered by the original settlement with the NASD that should have also been eligible for restitution. In order to resolve this matter in its entirety and to remedy all variable annuity exchanges at issue in the NASD settlement, the Company has agreed to pay an additional amount of restitution in the amount of $3.5 million to bring the total restitution amount payable under the NASD settlement to $14.5 million. The payment of these restitution amounts, previously scheduled to occur by December 31, 2005, are now expected to occur in the first and second quarters of 2006. The $3.5 million restitution plus an additional $0.8 million in estimated legal fees, consulting fees and mortality exposure was recorded in the fourth quarter of 2005 as part of the revised settlement. This additional exposure was entirely offset by amounts to be received by the Company under an agreement reached with the Company's insurance carrier to cover certain legal defense costs previously incurred in connection with this matter, which was also recorded in the fourth quarter of 2005.

State Variable Annuity Settlements

As previously announced on April 29, 2005, in conjunction with the settlement of the NASD enforcement action referenced above, the Company agreed to a settlement in principal with a consortium of states regarding the same variable annuity sales practices that were the subject of the NASD enforcement action. The $2 million nondeductible fine agreed to by the Company with the states was apportioned among those states participating. Each state participating received (a) a base amount of $20,000 per state, and (b) a pro rata share of the remainder based on the number of variable annuity exchanges in each state. In agreeing to the terms of the multi-state settlement, the Company neither admitted nor denied the states' allegations. The Company has signed definitive settlement documents with (and made payments to) all 50 states and the District of Columbia. This matter is now resolved. As a separate condition to the multi-state settlement, the Company agreed to identify all customers who had a decrease in minimum guaranteed death benefit from an exchange of an UILIC Advantage II variable annuity for a Nationwide variable annuity and to reimburse that customer upon their death for the reduction in death benefit, if any, at that time.

Alabama and California Proceedings

As previously announced on April 29, 2005, the Company agreed to pay $14.5 million to Torchmark Corporation to settle all outstanding litigation between the companies and their subsidiaries and affiliates, including actions in Alabama, Kansas, and California, with the exception of the tax case between the companies regarding income tax refunds received from the State of Kansas. In addition, both companies executed a full general mutual release to resolve any and all claims or causes of action arising or occurring at any time in the past (other than the tax proceeding described above). As a result, upon the completion of the formal settlement proceedings, the Alabama courts released to the Company its $56 million cash bond, plus interest, that was posted at the time of the Alabama verdict.

(13) Subsequent Event

In 2006, WDR changed its previous practice of contributing shares of restricted stock to the Company that, in turn, granted the shares to certain of the Company's and its subsidiaries' employees. Beginning in 2006, WDR will grant shares of restricted stock directly to the individual employees of the Company and its subsidiaries. In addition, in February 2006, the Company declared and distributed as a non-cash dividend to WDR the shares of unvested restricted stock relating to previous awards, which resulted in a reduction of deferred compensation and stockholder's equity of $28.9 million. This change in practice will have no impact on related amounts recognized in the consolidated statements of operations for the period presented or in future periods.

Schedule I

WADDELL & REED, INC. AND SUBSIDIARIES

Computation of Net Capital Requirement—Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

(In thousands)

Total stockholder's equity per balance sheet	$	258,498
Additions to capital—deferred tax adjustment		8,950
Total stockholder's equity for computation of net capital		267,448
Nonallowable assets, including equity in subsidiaries		(193,568)
Haircuts on securities		(4,238)
Net capital		69,642
Minimum net capital requirements		6,107
Excess of net capital over minimum net capital requirements	$	63,535
Aggregate indebtedness	$	91,599
Ratio: aggregate indebtedness to net capital		1.32 to 1

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

See accompanying independent auditors' report.

Schedule II

WADDELL & REED, INC. AND SUBSIDIARIES

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) of that rule.

See accompanying independent auditors' report.

WADDELL & REED, INC. AND SUBSIDIARIES

Information for Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The Company did not have any customers' fully paid securities and excess margin securities that were not in the Company's possession or control as of December 31, 2005 for which instructions to reduce to possession or control had been issued as of December 31, 2005, but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company also did not have any customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2005, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3 of the Securities Exchange Act of 1934.

See accompanying independent auditors' report.

Schedule IV

WADDELL & REED, INC. AND SUBSIDIARIES

Reconciliation of Total Assets Included in the December 31, 2005
Audited Financial Statements and Total Assets Included in the
Unaudited December 31, 2005 Focus Report

(In thousands)

Total assets per the 2005 Focus Report	$	359,047
Reclassifications/adjustments		20,033
Total assets per the December 31, 2005 audited consolidated financial statements	$	379,080

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Waddell & Reed, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Waddell & Reed, Inc. and subsidiaries (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objective.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 24, 2006